Exhibit 23.1

Consent of Independent Registered Accounting Firm

We consent to the inclusion in this Prospectus constituting a part of this Registration Statement of FG Merger Corp. (the “Company”) on Amendment No. 2 to Form S-4 of our report dated February 2, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of FG Merger Corp. as of December 31, 2022 and 2021 and for each of the years in the two-year period ended December 31, 2022, which is part of the Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Plante & Moran, PLLC

Plante & Moran, PLLC

Chicago, Illinois

April 14, 2023